October 24, 2008

VIA EDGAR

Amanda McManus

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Lan Airlines S.A. Form 20-F for Fiscal Year Ended December 31, 2007 Filed June 25, 2008, File No. 1-14728

Dear Ms. McManus:

By letter dated September 4, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on Lan Airlines S.A.’s annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2008. In response to your comments and on behalf of Lan Airlines S.A. and its consolidated subsidiaries (collectively, “LAN”), we hereby submit the responses below.

For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. As a result of our responses set forth in this letter, including undertakings concerning future filings of LAN on Form 20-F, we believe it will not be necessary to amend the 2007 Form 20-F.

Item 15. Controls and Procedures, page 99

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Please provide us with a statement acknowledging your management’s responsibility for establishing and maintaining adequate internal control over financial reporting. In future filings, please include this disclosure in your Form 20-F. Refer to Item 15(b)(1) of Form 20-F.

LAN acknowledges that its management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. LAN will include this disclosure in future Form 20-F filings.

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LAN acknowledges that (1) LAN is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

(3) LAN may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (011) (56-2) 565-3837 or Carmen Corrales at (212) 225-2982.

LAN AIRLINES S.A.

/s/ Enrique Cueto Plaza

By: Enrique Cueto Plaza
       Chief Executive Officer

cc:	Mr. Max Webb
Mr. Paul Belvin
Mr. Daniel H. Morris
Securities and Exchange Commission

Mr. Alejandro de la Fuente Goic
Mr. Cristian Toro Cañas
Lan Airlines S.A.

Ms. Carmen Corrales
Mr. Grant Harris
Ms. Glorimari Vargas
Cleary Gottlieb Steen & Hamilton LLP

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